Press Release
CAE reports fourth quarter and full fiscal year 2023 results
Q4 FY2023
•Revenue of $1,256.5 million vs. $955.0 million in Q4 last year, up 32% year-over-year
•Earnings per share (EPS) of $0.31 vs. $0.17 in Q4 last year
•Adjusted EPS(1) of $0.35 vs. $0.29 in Q4 last year
•Operating income of $186.6 million vs. $93.3 million in Q4 last year
•Adjusted segment operating income(1) of $201.9 million vs. $142.7 million in Q4 last year
•Free cash flow(1) of $172.0 million vs. $187.6 million in Q4 last year
•Adjusted order intake(1) of record $1.5 billion for 1.17x book-to-sales ratio(1)

Annual FY2023
•Revenue of $4.2 billion vs. $3.4 billion last year, up 25% year-over-year
•Diluted EPS of $0.70 vs. $0.45 last year
•Adjusted EPS of $0.88 vs. $0.84 last year
•Operating income of $474.0 million vs. $284.2 million last year
•Adjusted segment operating income of $548.1 million, up 23% vs. $444.5 million last year
•Free cash flow of $335.7 million for 120% cash conversion(1)
•Adjusted order intake of record $5.0 billion for record $10.8 billion adjusted backlog(1) and 1.20x book-to-sales ratio

Montreal, Canada, May 31, 2023 - (NYSE: CAE; TSX: CAE) - CAE Inc. (CAE or the Company) today reported fourth quarter fiscal 2023 revenue of $1,256.5 million, compared with $955.0 million last year. Fourth quarter EPS was $0.31 compared to $0.17 last year. Adjusted EPS was $0.35 compared to $0.29 last year. Operating income this quarter was $186.6 million (14.9% of revenue(1)), compared to $93.3 million (9.8% of revenue) last year. Fourth quarter adjusted segment operating income was $201.9 million (16.1% of revenue(1)) compared to $142.7 million (14.9% of revenue) last year.

Annual fiscal 2023 revenue was $4.2 billion, compared to $3.4 billion last year. Annual diluted EPS was $0.70 compared to $0.45 in fiscal 2022. Adjusted EPS was $0.88 this year compared to $0.84 last year. Annual operating income was $474.0 million (11.3% of revenue), compared to $284.2 million (8.4% of revenue) last year. Adjusted segment operating income was $548.1 million (13.0% of revenue), up 23% compared to $444.5 million (13.2% of revenue) last year. All financial information is in Canadian dollars.

Summary of consolidated results

(amounts in millions, except per share amounts)	FY2023	FY2022	Variance %	Q4-2023	Q4-2022	Variance %
Revenue	$4,203.3	3,371.3	25%	1,256.5	955.0	32%
Operating income	$474.0	284.2	67%	186.6	93.3	100%
Adjusted segment operating income(1)	$548.1	444.5	23%	201.9	142.7	41%
As a % of revenue(1)%	13.0	13.2		16.1	14.9
Net income attributable to equity
holders of the Company	$222.7	141.7	57%	98.4	55.1	79%
Basic earnings per share (EPS)	$0.70	0.46	52%	0.31	0.17	82%
Diluted EPS	$0.70	0.45	56%	0.31	0.17	82%
Adjusted EPS(1)	$0.88	0.84	5%	0.35	0.29	21%
Adjusted order intake(1)	$5,049.1	4,091.2	23%	1,465.3	1,321.1	11%
Adjusted backlog(1)	$10,796.4	9,577.5	13%	10,796.4	9,577.5	13%
(1) This press release includes non-IFRS financial measures, non-IFRS ratios, capital management measures and supplementary financial measures. These measures are not standardized financial measures prescribed under IFRS and therefore should not be confused with, or used as an alternative for, performance measures calculated according to IFRS. Furthermore, these measures should not be compared with similarly titled measures provided or used by other issuers. Refer to the Non-IFRS and other financial measures section of this press release for the definitions and a reconciliation of these measures to the most directly comparable measure under IFRS.

“CAE delivered an excellent performance in the fourth quarter with over 40 percent adjusted segment operating income growth, which led to 23 percent growth for the year as a whole. Testament to the quality of these results, we generated strong free cash flow, for a 1.2 times conversion of annual adjusted net income. We also expanded our global reach and secured future growth with a record $5.0 billion in annual orders, for a record $10.8 billion adjusted backlog,” said Marc Parent, CAE’s President and Chief Executive Officer. “Over the course of the year, we made significant progress to set the stage for a much larger future business and to transform our industry through digital technology innovation and thought leadership. In Civil, we launched several new training centres and deployed 23 full-flight simulators to our global network, in lockstep with the major customer outsourcing agreements we secured in the U.S., Europe and Australia, and increased pilot training demand across all segments of aviation. We also made excellent progress fielding the next generation of our Civil digital flight services solutions and the ongoing integration of AirCentre. Civil also delivered strong financial performance for the year, eclipsing prior peak annual adjusted segment operating income margins, even before passenger traffic returns to pre-pandemic levels in key regions. We booked a record $2.8 billion in annual Civil orders for a 1.30 times book-to-sales ratio, demonstrating the sustained high demand for our training and operational support solutions. In Defense, we made good progress toward increasing the scale and profitability of the business with a record $2.0 billion of annual orders for a 1.10 times book-to-sales ratio. We also continued to build a strong pipeline with some $9.3 billion of Defense bids and proposals outstanding. Our expanded capabilities are enabling us to gradually convert our Defense backlog with larger and more profitable programs, exemplified by our recent key training and simulation wins in support of U.S. Army and Air Force aviation. And in Healthcare, we gained share in the simulation market and continued to deliver double-digit revenue growth with our dynamic team and highly innovative solutions. As we look ahead, we are well on track to our targeted three-year (FY22-FY25) EPS compound growth rate in the mid-20% range. Our recent results and the expanded set of opportunities before us add to my conviction that we are on a clear path to an even bigger, stronger, and more profitable CAE in the future.”

Civil Aviation (Civil)
Fourth quarter Civil revenue was $661.4 million, up 53% compared to the same quarter last year. Operating income was $149.3 million (22.6% of revenue) compared to $58.1 million (13.4% of revenue) in the fourth quarter last year. Fourth quarter Civil adjusted segment operating income was $162.9 million (24.6% of revenue), compared to $96.3 million (22.3% of revenue) in the fourth quarter last year. In the fourth quarter, Civil training centre utilization was 78% and 17 full-flight simulators (FFSs) were delivered to customers.

Annual Civil revenue was $2,166.4 million, up 34% compared to last year. Annual operating income was $430.3 million (19.9% of revenue) compared to $224.1 million (13.9% of revenue) last year, and annual adjusted segment operating income was $485.3 million (22.4% of revenue) compared to $314.7 million (19.5% of revenue) last year. For the year, Civil training centre utilization was 72% and 46 FFSs were delivered to customers.

During the quarter, Civil signed training and operational support solutions contracts valued at $841.5 million. These included the sale of 19 FFSs and long-term training and digital flight services contracts, including a 5-year Pilot License cadet training agreement with Japan Airlines, a 3-year training agreement with Aerolineas Ejecutivas S.A. de C.V., and a 10-year flight next-gen crew and operations manager agreement with SkyWest Airlines. Civil also entered a joint venture with AEGEAN, Greece's largest airline, to establish the first advanced flight training centre in Greece. The new centre will have capacity for up to seven full-flight simulators and is expected to begin pilot and cabin crew training by the end of 2023. It will be the most advanced flight training hub in Southeastern Europe powered by green energy. Since the end of the quarter, Civil inaugurated its Las Vegas business aviation training centre, with capacity for up to eight FFSs, and announced plans to expand its business aviation training network with a new Central European facility in Vienna, Austria, scheduled to open in the second half of calendar 2024.

For the year, Civil booked orders for a record $2.8 billion, underscoring CAE’s position as the partner of choice for airlines, business jet operators, aircraft OEMs and pilots worldwide. These included 62 FFS sales (vs. 48 in the prior fiscal year) and comprehensive, long-term training agreements with customers worldwide.

The Civil book-to-sales ratio was 1.27x for the quarter and 1.30x for the last 12 months. The Civil adjusted backlog at the end of the year was a record $5.7 billion, which is up 16% from the prior year period.

Summary of Civil Aviation results

(amounts in millions)		FY2023	FY2022	Variance %	Q4-2023	Q4-2022	Variance %
Revenue		$2,166.4	1,617.8	34%	661.4	432.7	53%
Operating income		$430.3	224.1	92%	149.3	58.1	157%
Adjusted segment operating income		$485.3	314.7	54%	162.9	96.3	69%
As a % of revenue	%	22.4	19.5		24.6	22.3
Adjusted order intake		$2,827.1	2,016.5	40%	841.5	517.0	63%
Adjusted backlog		$5,730.8	4,919.2	16%	5,730.8	4,919.2	16%

Supplementary non-financial information
Simulator equivalent unit		257	246	4%	265	246	8%
FFSs in CAE's network		324	316	3%	324	316	3%
FFS deliveries		46	30	53%	17	7	143%
Utilization rate	%	72	60		78	69

Defense and Security (Defense)
Fourth quarter Defense revenue was $536.0 million, up 14% compared to the same quarter last year. Operating income was $29.0 million (5.4% of revenue) compared to $25.8 million (5.5% or revenue) in the fourth quarter last year. Fourth quarter Defense adjusted segment operating income was $30.5 million (5.7% of revenue), compared to $36.8 million (7.8% of revenue) in the fourth quarter last year.

Annual Defense revenue was $1,844.2 million, up 15% over last year. Annual operating income was $35.7 million (1.9% of revenue) compared to $56.0 million (3.5% of revenue) last year, and annual adjusted segment operating income was $53.1 million (2.9% of revenue), compared to $119.2 million (7.4% of revenue) last year.

During the quarter, Defense booked orders for $564.7 million, bringing the full-year total to a record $2.0 billion. New business agreements this quarter included a U.S. Navy Foreign Military Sale (FMS) to Korea for an MH-60R Tactical Operational Flight Trainer, and the extension and expansion of agreements with the U.S. Army for fixed-wing flight training and support services at the CAE Dothan Training Center, and the U.S. Air Force for Initial Flight Training at the CAE Pueblo Training Center. Defense was also awarded a contract for comprehensive training and support services under the Australian Defence Force ASIST program.

Since the end of the quarter, Defense was awarded a US$455 million contract to support Flight School Training Support Services (FSTSS) at Fort Novosel, Alabama (formerly Fort Rucker) with training and simulation solutions for initial entry-level and graduate-level rotary wing flight training. Under the terms of the 12-year contract, CAE will build and operate CAE-owned full-flight simulators for the CH-47F and UH-60M platforms to meet the U.S. Army Aviation Center of Excellence’s rotary wing simulation services requirements. Located at the U.S Army Aviation Center of Excellence, the FSTSS program represents the world’s largest helicopter simulation training program, replacing the former Flight School XXI program, which supported the training of approximately 3,900 Army aviators annually.

Also involving U.S. Army Aviation, the U.S. General Accountability Office upheld the selection of the Bell V-280 Valor for the U.S. Army’s Future Long Range Assault Aircraft (FLRAA), and as part of Team Valor, CAE is a key partner in the future provision of training and simulation solutions for this Next-Gen platform. Further leveraging its prominent flight training position in lower Alabama, Defense was competitively awarded the U.S. Air Force’s Rotary Wing, Introductory Flight Training (IFT-R) contract, worth a maximum value of US$110.6 million over the total contract term, to execute all Air Force initial Helicopter Flight Training. Under the IFT-R contract, CAE will provide a comprehensive training solution by leveraging its existing Dothan Training Center in Dothan, Alabama.

The Defense book-to-sales ratio was 1.05x for the quarter, marking the seventh consecutive quarter with a book-to-sales ratio above one. The book-to-sales ratio was 1.10x for the last 12 months. The Defense adjusted backlog at the end of the year was $5.1 billion. In addition, the Defense pipeline strengthened with some $9.3 billion of bids and proposals pending customer decisions.

Summary of Defense and Security results

(amounts in millions)		FY2023	FY2022	Variance %	Q4-2023	Q4-2022	Variance %
Revenue		$1,844.2	1,602.1	15%	536.0	469.5	14%
Operating income		$35.7	56.0	(36%)	29.0	25.8	12%
Adjusted segment operating income		$53.1	119.2	(55%)	30.5	36.8	(17%)
As a % of revenue	%	2.9	7.4		5.7	7.8
Adjusted order intake		$2,029.3	1,923.3	6%	564.7	751.3	(25%)
Adjusted backlog		$5,065.6	4,658.3	9%	5,065.6	4,658.3	9%

Healthcare
Fourth quarter Healthcare revenue was $59.1 million, up 12% compared to the same quarter last year. Operating income was $8.3 million (14.0% of revenue) compared to $9.4 million (17.8% of revenue) in the fourth quarter last year. Fourth quarter adjusted segment operating income was $8.5 million (14.4% of revenue) compared to $9.6 million (18.2% of revenue) in the fourth quarter last year.

Annual Healthcare revenue was $192.7 million, up 27% compared to last year. Annual operating income was $8.0 million (4.2% of revenue) compared to $4.1 million (2.7% of revenue) last year, and annual adjusted segment operating income was $9.7 million (5.0% of revenue), compared to $10.6 million last year (7.0% of revenue). Healthcare continued to deliver year over year revenue growth with an organization focused on operational excellence and achieving greater scale.

During the quarter, Healthcare secured a significant multi-simulator sale that was funded by a grant from the Health Resources & Services Administration, demonstrating continued relevance of, and interest in, pursuing patient simulation to improve healthcare outcomes. As an industry thought leader, Healthcare was selected to present an immersive learning lab at the industry’s largest simulation event, the International Meeting of Simulation in Healthcare, where it partnered with CAE’s Civil segment to deliver a session focused on the parallels between aviation and healthcare training to elevate quality and safety.

Summary of Healthcare results

(amounts in millions)		FY2023	FY2022	Variance %	Q4-2023	Q4-2022	Variance %
Revenue		$192.7	151.4	27%	59.1	52.8	12%
Operating income		$8.0	4.1	95%	8.3	9.4	(12%)
Adjusted segment operating income		$9.7	10.6	(8%)	8.5	9.6	(11%)
As a % of revenue	%	5.0	7.0		14.4	18.2

Technology and innovation
CAE achieved a technology milestone during the quarter in its pursuit to revolutionize aviation training in Civil and Defense markets. A field study was conducted with the Japan Air Self-Defense Force (JASDF) to validate the potential for more effective training by leveraging CAE’s latest Virtual Reality and Artificial Intelligence-enabled Digital Solutions. The study revealed a near full grade of proficiency score improvement across all JASDF participants. The novel solution embedded CAE Rise, which was originally conceived for Civil aviation, to provide more effective training through real-time objective assessments. It also incorporated CAE’s patented biometric feedback technology, enabling instructors to modulate complexity based on students’ stress, engagement, and cognitive workload levels.

Additional financial highlights
CAE incurred restructuring, integration and acquisition costs of $15.3 million during the fourth quarter of fiscal 2023, relating mainly to the fiscal 2022 acquisition of Sabre’s AirCentre airline operations portfolio (AirCentre).

Net cash provided by operating activities was $180.6 million for the quarter compared to $206.8 million in the fourth quarter last year. Free cash flow was $172.0 million for the quarter compared to $187.6 million in the fourth quarter last year. For the year, net cash provided by operating activities was $408.4 million compared to $418.2 million last year and free cash flow was $335.7 million, compared to $341.5 million in the same period last year. The cash conversion rate(1) for fiscal year 2023 was 120%.

Income tax expense this quarter was $33.3 million, representing an effective tax rate of 25%, compared to an effective tax rate of 6% in the fourth quarter last year. The income tax rate was impacted by restructuring, integration and acquisition costs, and excluding these costs, as well as the cloud computing transition adjustment last year, the income tax rate used to determine adjusted net income and adjusted EPS was 24% this quarter as compared to 15% in the fourth quarter of last year.

Growth and maintenance capital expenditures(1) totaled $62.9 million this quarter and $268.8 million for the year, mainly in support of accretive growth opportunities to expand the Civil global aviation training network.

Net debt(1) at the end of the year was $3,032.5 million for a net debt-to-adjusted EBITDA(1) of 3.41 times. This compares to net debt of $3,073.0 million, for a net debt-to-adjusted EBITDA of 3.74 times at the end of the preceding quarter.

Net finance expense this quarter amounted to $51.4 million, compared to $48.8 million in the preceding quarter and $32.5 million in the fourth quarter last year. The increased finance expense relative to both prior periods mainly reflects the impact of higher interest rates on our variable rate debt instruments and an increased level of borrowing under credit facilities.

Adjusted return on capital employed (ROCE)(1) was 5.7% this quarter compared to 5.5% last quarter and 6.2% in the fourth quarter last year.

(1) This press release includes non-IFRS financial measures, non-IFRS ratios, capital management measures and supplementary financial measures. These measures are not standardized financial measures prescribed under IFRS and therefore should not be confused with, or used as an alternative for, performance measures calculated according to IFRS. Furthermore, these measures should not be compared with similarly titled measures provided or used by other issuers. Refer to the Non-IFRS and other financial measures section of this press release for the definitions and a reconciliation of these measures to the most directly comparable measure under IFRS.

Environmental, Social, and Governance (ESG)
This quarter, CAE finalized its five-year ESG roadmap and associated implementation plan, the details of which, along with additional information related to CAE’s ESG performance during fiscal 2023, will be released in the Company’s Annual Activity and Sustainability report at the end of June. This past February, CAE held an in-person Supply Chain Forum for its key strategic suppliers. A number of CAE’s executives and leaders were on hand to offer perspectives on CAE’s sustainability journey, share best practices, and engage in training sessions and workshops to elevate the proficiency level of the participants on carbon footprint and climate change. CAE’s decarbonization journey is linked to that of its suppliers and the Company is determined to collaborate with them for maximum impact. In the same vein, CAE joined the International Aerospace Environmental Group (IAEG), a group of aerospace and defence OEMs aimed at fostering sustainable growth of the industry through responsible practices. IAEG develops common standards for evaluating the ESG performance of industry suppliers. By participating in the IAEG, CAE will contribute to the harmonization of ESG requirements for suppliers across the aerospace and defence sector. CAE was also admitted to the Climate Group’s RE100, a collective of 400 global companies most committed to the use of renewable energy worldwide. CAE’s admission to this group is a further testament to the seriousness of its achievements and commitments toward renewable energy.

To learn more about CAE’s corporate sustainability roadmap and achievements, the report can be downloaded at https://www.cae.com/social-responsibility/.

Management outlook for fiscal year 2024
CAE has been carrying out a growth strategy to become a bigger, stronger, and more profitable company. Through accretive growth capital deployments and strong execution, its Civil segment, the largest within CAE, recently eclipsed 2019 profitability levels, even before a full recovery in passenger traffic in key regions, and it continues to experience strong growth momentum. The Company is well on track to its targeted three-year (FY22-FY25) EPS compound growth rate in the mid-20% range, which it expects to be driven by the ongoing strong Civil performance, the multi-year transformation underway in Defense, and higher scale and profitability in Healthcare. The realization of CAE’s growth strategy is expected to result in a significantly larger base of business, with a capital structure that affords ample flexibility to balance further investments in its future alongside capital returns for shareholders.

Management maintains its highly positive view of its growth potential over a multi-year period. While some macro-level headwinds persist in the general economy (geopolitics, inflation, financing costs), expected secular trends are highly favorable across all of CAE’s business segments. Greater desire by airlines to entrust CAE with their critical training and digital operational support and crew management needs, and higher expected pilot training demand in commercial and business aviation are enduring positives for the Civil business. Management believes the defence sector is in the early stages of an extended up-cycle driven by geopolitical tensions and increased commitments by governments to defence modernization and readiness. Tailwinds that favour CAE’s Defense business include the shift in national defence priorities to an increased focus on near-peer threats and the recognition of the increased need for the kinds of digital immersion-based synthetic solutions that draw from CAE’s expertise in commercial aviation simulation and training. Healthcare is poised to leverage opportunities presented by high demand for nurses and increased opportunities for medical simulation.

The Company expects Civil to continue growing at an above market rate, driven by the remaining stages of cyclical recovery in Asia and a sustained high level of demand for pilots and pilot training across all segments of civil aviation. In fiscal 2024, management expects low- to mid-teen percentage annual growth in Civil adjusted segment operating income, with margins in the current range, driven by higher training and customer FFS delivery volumes and the ongoing simulator deployments to expand CAE’s global training network. CAE’s Civil business is expected to experience a more typical seasonal pattern in fiscal 2024, with performance weighted more heavily to the second half of the year. In addition to continuing to grow its share of the aviation training market and expanding its position in digital flight services, Civil expects to maintain its leading share of FFS sales and to deliver approximately 50 FFSs for the year to customers worldwide, approximately three-quarters of which are slated for the second half.

CAE’s Defense segment is in the process of a multi-year transformation, which is expected to yield a substantially bigger and more profitable business. To date, Defense has transformed to become the world's leading pure-play, platform independent, training and simulation business, providing solutions across all five domains. It is uniquely positioned to draw on CAE’s innovations in commercial aviation to transform training with the application of advanced analytics and leading-edge technologies. This is expected to bring increased potential to capture business around the world, accelerated by an expanded capability and customer set. Defense’s recent wins, record adjusted backlog, $9.3 billion pipeline of bids and proposals outstanding and trailing 12-month book-to-sales ratio of 1.10 times demonstrate that its transformation strategy is bearing fruit. Current geopolitical events have galvanized national defence priorities in the U.S. and across NATO, and management expects increased spending and specific prioritization on defence readiness to translate into additional opportunities for CAE in the years ahead.

In fiscal 2024, Defense expects to continue renewing its backlog with larger and more profitable programs, while simultaneously working its way through a critical mass of lower-margin legacy contracts. Management remains highly focused on execution, and for the fiscal year, it expects Defense to see continued year over year performance improvements on a quarterly basis, with a heavier weighting to the second half, consistent with its historical seasonality. External considerations that may bear influence on the near-term for Defense include order delays, which could potentially be a factor this year in light of U.S. government budget appropriation uncertainty. At the same time, Defense expects to see a further easing of the acute supply chain and labor challenges it had been facing over the last year. Over the long-term, CAE continues to expect superior Defense growth to be driven by the translation of its bid activity into higher-margin order intake and execution of contracts with sustainably higher profits.

In Healthcare, management sees potential to accelerate value creation as it gains share in the healthcare simulation and training market and continues to build on its top- and bottom-line growth momentum.

Total capital expenditures in fiscal 2024 are expected to be approximately $50 million higher than last fiscal year, mainly in support of a higher amount of market-led, accretive organic investments involving Civil aviation training network expansion, simulator deployments, and customer training outsourcings. The Company usually sees a higher investment in non-cash working capital accounts in the first half of the fiscal year, and as in previous years, management expects a portion of the non-cash working capital investment to reverse in the second half. The

Company continues to target a 100% conversion of adjusted net income to free cash flow for the year. Consistent with its growth investment priorities and non-cash working capital assumptions for fiscal 2024, the Company expects a quarterly finance expense run rate of approximately $50 million — at least for the first half of the year. Management remains focused on making organic investments in lockstep with customer demand, integrating and ramping up recent investments and continuing to make progress deleveraging its balance sheet. CAE continues to expect net debt-to-adjusted EBITDA to decrease to a ratio of below three times by the middle of the fiscal year, at which time it expects to be in position to consider reinstating capital returns to shareholders. CAE expects its annual effective income tax rate to be approximately 22%.

Management’s outlook for fiscal year 2024 and the above targets and expectations constitute forward-looking statements within the meaning of applicable securities laws, and are based on a number of assumptions, including in relation to prevailing market conditions, macroeconomic and geopolitical factors, supply chains and labor markets. As the basis of its fiscal 2024 outlook, management assumes no further disruptions to the global economy, air traffic, CAE’s operations, and its ability to deliver products and services. Expectations are also subject to a number of risks and uncertainties and based on assumptions about customer receptivity to CAE’s training solutions and operational support solutions as well as material assumptions contained in this press release, quarterly Management’s Discussion and Analysis (MD&A) and in CAE’s fiscal 2023 MD&A, all available on our website (www.cae.com), SEDAR (www.sedar.com) and EDGAR (www.sec.gov). Please see the sections below entitled: “Caution concerning forward-looking statements”, “Material assumptions” and “Material risks”.

Detailed information
Readers are strongly advised to view a more detailed discussion of our results by segment in the MD&A and CAE’s consolidated financial statements for the year ended March 31, 2023, which are available on our website (www.cae.com), SEDAR (www.sedar.com) and EDGAR (www.sec.gov). Holders of CAE’s securities may also request a printed copy of the Company's consolidated financial statements and MD&A free of charge by contacting Investor Relations (investor.relations@cae.com).

Conference call Q4 and full FY2023
Marc Parent, CAE President and CEO; Sonya Branco, Executive Vice President, Finance, and CFO; and Andrew Arnovitz, Senior Vice President, Investor Relations and Enterprise Risk Management, will conduct an earnings conference call today at 2:00 p.m. ET. The call is intended for analysts, institutional investors and the media. Participants can listen to the conference by dialing + 1 877 586 3392 or +1 416 981 9024. The conference call will also be audio webcast live at www.cae.com.

At CAE, we equip people in critical roles with the expertise and solutions to create a safer world. As a technology company, we digitalize the physical world, deploying software-based simulation training and critical operations support solutions. Above all else, we empower pilots, cabin crew, airlines, defence and security forces and healthcare practitioners to perform at their best every day and when the stakes are the highest. Around the globe, we’re everywhere customers need us to be with more than 13,000 employees in approximately 250 sites and training locations in over 40 countries. CAE represents more than 75 years of industry firsts—the highest-fidelity flight, mission and medical simulators and training programs powered by digital technologies. We embed sustainability in everything we do. Today and tomorrow, we’ll make sure our customers are ready for the moments that matter.

Caution concerning limitations of summary earnings press release
This summary earnings press release contains limited information meant to assist the reader in assessing CAE’s performance, but it is not a suitable source of information for readers who are unfamiliar with CAE and is not in any way a substitute for the Company’s financial statements, notes to the financial statements, and MD&A reports.

Caution concerning forward-looking statements
This press release includes forward-looking statements about our activities, events and developments that we expect to or anticipate may occur in the future including, for example, statements about our vision, strategies, market trends and outlook, future revenues, earnings, cash flow growth, profit trends, growth capital spending, expansions and new initiatives, including initiatives that pertain to ESG matters, financial obligations, available liquidities, expected sales, general economic and political outlook, inflation trends, prospects and trends of an industry, expected annual recurring cost savings from operational excellence programs, our management of the supply chain, estimated addressable markets, demands for CAE’s products and services, our access to capital resources, our financial position, the expected accretion in various financial metrics, the expected capital returns to shareholders, our business outlook, business opportunities, objectives, development, plans, growth strategies and other strategic priorities, and our competitive and leadership position in our markets, the expansion of our market shares, CAE's ability and preparedness to respond to demand for new technologies, the sustainability of our operations and other statements that are not historical facts.

Since forward-looking statements and information relate to future events or future performance and reflect current expectations or beliefs regarding future events, they are typically identified by words such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “intend”, “likely”, “may”, “plan”, “seek”, “should”, “will”, "strategy", "future" or the negative thereof or other variations thereon suggesting future outcomes or statements regarding an outlook. All such statements constitute "forward-looking statements" within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995.

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties associated with our business which may cause actual results in future periods to differ materially from results indicated in forward-looking statements. While these statements are based on management’s expectations and assumptions regarding historical trends, current conditions and expected future developments, as well as other factors that we believe are reasonable and appropriate in the circumstances, readers are cautioned not to place undue reliance on these forward-looking statements as there is a risk that they may not be accurate. The forward-looking statements contained in this press release describe our expectations as of May 31, 2023 and, accordingly, are subject to change after such date. Except as required by law, we disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. The forward-looking information and statements contained in this press release are expressly qualified by this cautionary statement. In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based on information available to us as of the date of this press release. While we believe that information provides a reasonable basis for these statements, that information may be limited or incomplete. Our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely on these statements. Except as otherwise indicated by CAE, forward-looking statements do not reflect the potential impact of any special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may occur after May 31, 2023.The financial impact of these transactions and special items can be complex and depends on the facts particular to each of them. We therefore cannot describe the expected impact in a meaningful way or in the same way we present known risks affecting our business. Forward-looking statements are presented in this press release for the purpose of assisting investors and others in understanding certain key elements of our expected fiscal 2024 financial results and in obtaining a better understanding of our anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes.

Material assumptions
The forward-looking statements set out in this press release are based on certain assumptions including, without limitation: the prevailing market conditions, geopolitical instability, the customer receptivity to our training and operational support solutions, the accuracy of our estimates of addressable markets and market opportunity, the realization of anticipated annual recurring cost savings and other intended benefits from restructuring initiatives and operational excellence programs, the ability to respond to anticipated inflationary pressures and our ability to pass along rising costs through increased prices, the actual impact to supply, production levels, and costs from global supply chain logistics challenges, the stability of foreign exchange rates, the ability to hedge exposures to fluctuations in interest rates and foreign exchange rates, the availability of borrowings to be drawn down under, and the utilization, of one or more of our senior credit agreements, our available liquidity from cash and cash equivalents, undrawn amounts on our revolving credit facility, the balance available under our receivable purchase facility, the assumption that our cash flows from operations and continued access to debt funding will be sufficient to meet financial requirements in the foreseeable future, access to expected capital resources within anticipated timeframes, no material financial, operational or competitive consequences from changes in regulations affecting our business, our ability to retain and attract new business, our ability to achieve synergies and maintain market position arising from successful integration plans relating to the L3H MT and AirCentre acquisitions, our ability to otherwise complete the integration of the L3H MT and AirCentre businesses acquired within anticipated time periods and at expected cost levels, our ability to attract and retain key employees in connection with the L3H MT and AirCentre acquisitions, management's estimates and expectations in relation to future economic and business conditions and other factors in relation to the L3H MT and AirCentre acquisitions and resulting impact on growth and accretion in various financial metrics, the realization of the expected strategic, financial and other benefits of the L3H MT and AirCentre acquisitions in the timeframe anticipated, economic and political environments and industry conditions, the accuracy and completeness of public and other disclosure, including financial disclosure, by L3Harris Technologies and AirCentre, and the absence of significant undisclosed costs or liabilities associated with the L3H MT and AirCentre acquisitions. Air travel is a major driver for CAE's business and management relies on analysis from the International Air Transport Association (IATA) to inform its assumptions about the rate and profile of recovery in its key civil aviation market. Accordingly, the assumptions outlined in this press release and, consequently, the forward‑looking statements based on such assumptions, may turn out to be inaccurate. For additional information, including with respect to other assumptions underlying the forward-looking statements made in this press release, refer to the applicable reportable segment in CAE’s MD&A for the year ended March 31, 2023 available on our website (www.cae.com), SEDAR (www.sedar.com) and EDGAR (www.sec.gov).

Material risks
Important risks that could cause actual results or events to differ materially from those expressed in or implied by our forward-looking statements are set out in CAE’s MD&A for the fiscal year ended March 31, 2023, available on our website (www.cae.com), SEDAR (www.sedar.com) and EDGAR (www.sec.gov). Readers are cautioned that any of the disclosed risks could have a material adverse effect on our forward-looking statements. We caution that the disclosed list of risk factors is not exhaustive and other factors could also adversely affect our results.

Non-IFRS and other financial measures
This press release includes non-IFRS financial measures, non-IFRS ratios, capital management measures and supplementary financial measures. These measures are not standardized financial measures prescribed under IFRS and therefore should not be confused with, or used as an alternative for, performance measures calculated according to IFRS. Furthermore, these measures should not be compared with similarly titled measures provided or used by other issuers. Management believes that these measures provide additional insight into our operating performance and trends and facilitate comparisons across reporting periods.

Certain non-IFRS and other financial measures are provided on a consolidated basis and separately for each of our segments (Civil Aviation, Defense and Security and Healthcare) since we analyze their results and performance separately.

Reconciliations and calculations of non-IFRS measures to the most directly comparable measures under IFRS are also set forth below in the section Reconciliations and Calculations of this press release.

Performance measures
Operating income margin (or operating income as a % of revenue)
Operating income margin is a supplementary financial measure calculated by dividing our operating income by revenue for a given period. We track it because we believe it provides an enhanced understanding of our operating performance and facilitates the comparison across reporting periods.

Adjusted segment operating income or loss
Adjusted segment operating income or loss is a non-IFRS financial measure that gives us an indication of the profitability of each segment because it does not include the impact of any items not specifically related to the segment’s performance. We calculate adjusted segment operating income by taking operating income and adjusting for restructuring, integration and acquisition costs, and impairments and other gains and losses arising from significant strategic transactions or specific events. Impairments and other gains and losses arising from significant strategic transactions or specific events consist of the impairment reversal of non-financial assets following their repurposing and optimization (as described in Note 5 of our consolidated financial statements for the year ended March 31, 2023), cloud computing transition adjustment (as described in Note 5 of our consolidated financial statements for the year ended March 31, 2022) and impairments and other gains and losses incurred in relation to the COVID-19 pandemic (as described in Note 7 of our consolidated financial statements for the year ended March 31, 2021). We track adjusted segment operating income because we believe it provides an enhanced understanding of our operating performance and facilitates the comparison across reporting periods. Adjusted segment operating income on a consolidated basis is a total of segments measure since it is the profitability measure employed by management for making decisions about allocating resources to segments and assessing segment performance.

Adjusted segment operating income margin (or adjusted segment operating income as a % of revenue)
Adjusted segment operating income margin is a non-IFRS ratio calculated by dividing our adjusted segment operating income by revenue for a given period. We track it because we believe it provides an enhanced understanding of our operating performance and facilitates the comparison across reporting periods.

Adjusted net income or loss
Adjusted net income or loss is a non-IFRS financial measure we use as an alternate view of our operating results. We calculate it by taking our net income attributable to equity holders of the Company from continuing operations and adjusting for restructuring, integration and acquisition costs, and impairments and other gains and losses arising from significant strategic transactions or specific events, after tax, as well as significant one-time tax items. Impairments and other gains and losses arising from significant strategic transactions or specific events consist of the impairment reversal of non-financial assets following their repurposing and optimization (as described in Note 5 of our consolidated financial statements for the year ended March 31, 2023), cloud computing transition adjustment (as described in Note 5 of our consolidated financial statements for the year ended March 31, 2022) and impairments and other gains and losses incurred in relation to the COVID-19 pandemic (as described in Note 7 of our consolidated financial statements for the year ended March 31, 2021). We track adjusted net income because we believe it provides an enhanced understanding of our operating performance and facilitates the comparison across reporting periods.

Adjusted earnings or loss per share (EPS)
Adjusted earnings or loss per share is a non-IFRS ratio calculated by dividing adjusted net income or loss by the weighted average number of diluted shares. We track it because we believe it provides an enhanced understanding of our operating performance on a per share basis and facilitates the comparison across reporting periods.

Free cash flow
Free cash flow is a non-IFRS financial measure that shows us how much cash we have available to invest in growth opportunities, repay debt and meet ongoing financial obligations. We use it as an indicator of our financial strength and liquidity. We calculate it by taking the net cash generated by our continuing operating activities, subtracting maintenance capital expenditures, changes in enterprise resource planning (ERP) and other assets not related to growth and dividends paid and adding proceeds from the disposal of property, plant and equipment, dividends received from equity accounted investees and proceeds, net of payments, from equity accounted investees.

EBITDA and Adjusted EBITDA
EBITDA is a non-IFRS financial measure which comprises net income or loss before income taxes, finance expense – net, depreciation and amortization. Adjusted EBITDA further adjusts for restructuring, integration and acquisition costs, and impairments and other gains and losses arising from significant strategic transactions or specific events. Impairments and other gains and losses arising from significant strategic transactions or specific events consist of the impairment reversal of non-financial assets following their repurposing and optimization (as described in Note 5 of our consolidated financial statements for the year ended March 31, 2023), cloud computing transition adjustment (as described in Note 5 of our consolidated financial statements for the year ended March 31, 2022) and impairments and other gains and losses incurred in relation to the COVID-19 pandemic (as described in Note 7 of our consolidated financial statements for the year ended March 31, 2021). We use EBITDA and adjusted EBITDA to evaluate our operating performance, by eliminating the impact of non-operational or non-cash items.

Cash conversion rate
Cash conversion rate is a non-IFRS ratio calculated by dividing free cash flow by adjusted net income. We use it to assess our performance in cash flow generation and as a basis for evaluating our capitalization structure.

Liquidity and Capital Structure measures
Return on capital employed (ROCE) and adjusted ROCE
ROCE is a non-IFRS ratio calculated over a rolling four-quarter period by taking net income attributable to equity holders of the Company adjusting for net finance expense, after tax, divided by the average capital employed. Adjusted ROCE further adjusts for restructuring, integration and acquisition costs, and impairments and other gains and losses arising from significant strategic transactions or specific events. Impairments and other gains and losses arising from significant strategic transactions or specific events consist of the impairment reversal of non-financial assets following their repurposing and optimization (as described in Note 5 of our consolidated financial statements for the year ended March 31, 2023), cloud computing transition adjustment (as described in Note 5 of our consolidated financial statements for the year ended March 31, 2022) and impairments and other gains and losses incurred in relation to the COVID-19 pandemic (as described in Note 7 of our consolidated financial statements for the year ended March 31, 2021). We use ROCE and adjusted ROCE to evaluate the profitability of our invested capital.

Net debt
Net debt is a capital management measure we use to monitor how much debt we have after taking into account cash and cash equivalents. We use it as an indicator of our overall financial position, and calculate it by taking our total long-term debt, including the current portion of long-term debt, and subtracting cash and cash equivalents.

Net debt-to-adjusted EBITDA
Net debt-to-adjusted EBITDA is a non-IFRS ratio calculated as net debt divided by the last twelve months adjusted EBITDA. We use it because it reflects our ability to service our debt obligations.

Maintenance and growth capital expenditures
Maintenance capital expenditure is a supplementary financial measure we use to calculate the investment needed to sustain the current level of economic activity. Growth capital expenditure is a supplementary financial measure we use to calculate the investment needed to increase the current level of economic activity. The sum of maintenance capital expenditures and growth capital expenditures represents our total property, plant and equipment expenditures.

Growth measures
Adjusted order intake
Adjusted order intake is a supplementary financial measure that represents the expected value of orders we have received:
–For the Civil Aviation segment, we consider an item part of our adjusted order intake when we have a legally binding commercial agreement with a client that includes enough detail about each party’s obligations to form the basis for a contract. Additionally, expected future revenues from customers under short-term and long-term training contracts are included when these customers commit to pay us training fees, or when we reasonably expect the revenue to be generated;
–For the Defense and Security segment, we consider an item part of our adjusted order intake when we have a legally binding commercial agreement with a client that includes enough detail about each party’s obligations to form the basis for a contract. Defense and Security contracts are usually executed over a long-term period but some of them must be renewed each year. For this segment, we only include a contract item in adjusted order intake when the customer has authorized the contract item and has received funding for it;
–For the Healthcare segment, adjusted order intake is typically converted into revenue within one year, therefore we assume that adjusted order intake is equal to revenue.

Adjusted backlog
Adjusted backlog is a supplementary financial measure that represents expected future revenues and includes obligated backlog, joint venture backlog and unfunded backlog and options:
–Obligated backlog represents the value of our adjusted order intake not yet executed and is calculated by adding the adjusted order intake of the current period to the balance of the obligated backlog at the end of the previous fiscal year, subtracting the revenue recognized in the current period and adding or subtracting backlog adjustments. If the amount of an order already recognized in a previous fiscal year is modified, the backlog is revised through adjustments;
–Joint venture backlog is obligated backlog that represents the expected value of our share of orders that our joint ventures have received but have not yet executed. Joint venture backlog is determined on the same basis as obligated backlog described above;
–Unfunded backlog represents legally binding Defense and Security orders with the U.S. government that we have received but have not yet executed and for which funding authorization has not yet been obtained. The uncertainty relates to the timing of the funding authorization, which is influenced by the government’s budget cycle, based on a September year-end. Options are included in adjusted backlog when there is a high probability of being exercised, which we define as at least 80% probable, but indefinite-delivery/indefinite-quantity (ID/IQ) contracts are excluded. When an option is exercised, it is considered adjusted order intake in that period, and it is removed from unfunded backlog and options.

Book-to-sales ratio
The book-to-sales ratio is a supplementary financial measure calculated by dividing adjusted order intake by revenue in a given period. We use it to monitor the level of future growth of the business over time.

Supplementary non-financial information definitions
Full-flight simulators (FFSs) in CAE's network
A FFS is a full-size replica of a specific make, model and series of an aircraft cockpit, including a motion system. In our count of FFSs in the network, we generally only include FFSs that are of the highest fidelity and do not include any fixed based training devices, or other lower-level devices, as these are typically used in addition to FFSs in the same approved training programs.

Simulator equivalent unit (SEU)
SEU is a measure we use to show the total average number of FFSs available to generate earnings during the period. For example, in the case of a 50/50 flight training joint venture, we will report only 50% of the FFSs under this joint venture as a SEU. If a FFS is being powered down and relocated, it will not be included as a SEU until the FFS is re-installed and available to generate earnings.

Utilization rate
Utilization rate is a measure we use to assess the performance of our Civil simulator training network. While utilization rate does not perfectly correlate to revenue recognized, we track it, together with other measures, because we believe it is an indicator of our operating performance. We calculate it by taking the number of training hours sold on our simulators during the period divided by the practical training capacity available for the same period.

Reconciliations and Calculations
Reconciliation of adjusted segment operating income

			Defense
(amounts in millions)	Civil Aviation		and Security		Healthcare			Total
Three months ended March 31	2023	2022	2023	2022	2023	2022	2023	2022
Operating income	$149.3	$58.1	$29.0	$25.8	$8.3	$9.4	$186.6	$93.3
Restructuring, integration and acquisition costs	13.6	26.6	1.5	9.2	0.2	0.2	15.3	36.0
Impairments and other gains and losses arising from
significant strategic transactions or specific events:
Cloud computing transition adjustment	—	11.6	—	1.8	—	—	—	13.4
Adjusted segment operating income	$162.9	$96.3	$30.5	$36.8	$8.5	$9.6	$201.9	$142.7

			Defense
(amounts in millions)	Civil Aviation		and Security		Healthcare			Total
Years ended March 31	2023	2022	2023	2022	2023	2022	2023	2022
Operating income	$430.3	$224.1	$35.7	$56.0	$8.0	$4.1	$474.0	$284.2
Restructuring, integration and acquisition costs	52.0	79.0	10.6	61.4	1.7	6.5	64.3	146.9
Impairments and other gains and losses arising from
significant strategic transactions or specific events:
Impairment reversal of non-financial assets
following their repurposing and optimization	3.0	—	6.8	—	—	—	9.8	—
Cloud computing transition adjustment	—	11.6	—	1.8	—	—	—	13.4
Adjusted segment operating income	$485.3	$314.7	$53.1	$119.2	$9.7	$10.6	$548.1	$444.5

Reconciliation of adjusted net income and adjusted EPS

	Three months ended		Years ended
	March 31		March 31
(amounts in millions, except per share amounts)	2023	2022	2023	2022
Net income attributable to equity holders of the Company	$98.4	$55.1	$222.7	$141.7
Restructuring, integration and acquisition costs, after tax	12.5	27.1	49.4	110.0
Impairments and other gains and losses arising from
significant strategic transactions or specific events:
Impairment reversal of non-financial assets
following their repurposing and optimization, after tax	—	—	7.1	—
Cloud computing transition adjustment, after tax	—	9.8	—	9.8
Adjusted net income	$110.9	$92.0	$279.2	$261.5

Average number of shares outstanding (diluted)	318.7	318.5	318.4	312.9

Adjusted EPS	$0.35	$0.29	$0.88	$0.84

Reconciliation of free cash flow

(amounts in millions)	FY2023	FY2022	Q4-2023	Q4-2022
Cash provided by operating activities*	$522.9	$395.7	$158.5	$83.2
Changes in non-cash working capital	(114.5)	22.5	22.1	123.6
Net cash provided by operating activities	$408.4	$418.2	$180.6	$206.8
Maintenance capital expenditures	(62.8)	(55.4)	(14.8)	(16.1)
Change in ERP and other assets	(45.6)	(37.4)	(14.9)	(10.4)
Proceeds from the disposal of property, plant and equipment	5.7	8.4	0.9	0.3
Net (payments to) proceeds from equity accounted investees	(10.9)	(19.4)	(0.4)	0.5
Dividends received from equity accounted investees	40.9	27.1	20.6	6.5
Free cash flow	$335.7	$341.5	$172.0	$187.6
* before changes in non-cash working capital

Reconciliation of EBITDA, adjusted EBITDA, net debt-to-EBITDA and net debt-to-adjusted EBITDA

	Last twelve months ended
	March 31
(amounts in millions, except net debt-to-EBITDA ratios)	2023	2022
Operating income	$474.0	$284.2
Depreciation and amortization	342.2	310.5
EBITDA	$816.2	$594.7
Restructuring, integration and acquisition costs	64.3	146.9
Impairments and other gains and losses arising from
significant strategic transactions or specific events:
Impairment reversal of non-financial assets
following their repurposing and optimization	9.8	—
Cloud computing transition adjustment	—	13.4
Adjusted EBITDA	$890.3	$755.0

Net debt	$3,032.5	$2,700.1

Net debt-to-EBITDA	3.72	4.54
Net debt-to-adjusted EBITDA	3.41	3.58

Reconciliation of capital employed and net debt

	As at March 31	As at March 31
(amounts in millions)	2023	2022
Use of capital:
Current assets	$2,235.0	$2,148.6
Less: cash and cash equivalents	(217.6)	(346.1)
Current liabilities	(2,246.7)	(2,091.2)
Less: current portion of long-term debt	214.6	241.8
Non-cash working capital	$(14.7)	$(46.9)
Property, plant and equipment	2,387.1	2,129.3
Intangible assets	4,050.8	3,796.3
Other long-term assets	1,763.6	1,504.6
Other long-term liabilities	(565.4)	(596.6)
Capital employed	$7,621.4	$6,786.7
Source of capital:
Current portion of long-term debt	$214.6	$241.8
Long-term debt	3,035.5	2,804.4
Less: cash and cash equivalents	(217.6)	(346.1)
Net debt	$3,032.5	$2,700.1
Equity attributable to equity holders of the Company	4,507.7	4,009.7
Non-controlling interests	81.2	76.9
Capital employed	$7,621.4	$6,786.7

For non-IFRS and other financial measures monitored by CAE, and a reconciliation of such measures to the most directly comparable measure under IFRS, please refer to Sections 3.7 and 3.9 of CAE’s MD&A for the year ended March 31, 2023 (which is incorporated by reference into this press release) available on our website (www.cae.com), SEDAR (www.sedar.com) and EDGAR (www.sec.gov).

Consolidated Income Statement

	Three months ended		Years ended
	March 31		March 31
(amounts in millions of Canadian dollars, except per share amounts)	2023	2022	2023	2022

Revenue	$1,256.5	$955.0	$4,203.3	$3,371.3
Cost of sales	894.7	683.4	3,037.0	2,415.8
Gross profit	$361.8	$271.6	$1,166.3	$955.5
Research and development expenses	40.0	34.9	143.1	120.8
Selling, general and administrative expenses	149.7	143.6	560.9	489.1
Other (gains) and losses	(10.5)	(20.9)	(22.8)	(37.0)
Share of after-tax profit of equity accounted investees	(19.3)	(15.3)	(53.2)	(48.5)
Restructuring, integration and acquisition costs	15.3	36.0	64.3	146.9
Operating income	$186.6	$93.3	$474.0	$284.2
Finance expense – net	51.4	32.5	177.7	130.6
Earnings before income taxes	$135.2	$60.8	$296.3	$153.6
Income tax expense	33.3	3.7	64.4	3.6
Net income	$101.9	$57.1	$231.9	$150.0
Attributable to:
Equity holders of the Company	$98.4	$55.1	$222.7	$141.7
Non-controlling interests	3.5	2.0	9.2	8.3
Earnings per share attributable to equity holders of the Company
Basic	$0.31	$0.17	$0.70	$0.46
Diluted	$0.31	$0.17	$0.70	$0.45

Consolidated Statement of Comprehensive Income

	Three months ended		Years ended
	March 31		March 31
(amounts in millions of Canadian dollars)	2023	2022	2023	2022
Net income	$101.9	$57.1	$231.9	$150.0
Items that may be reclassified to net income
Foreign currency exchange differences on translation of foreign operations	$20.6	$(90.5)	$331.1	$(101.4)
Net gain (loss) on hedges of net investment in foreign operations	0.4	21.1	(112.6)	15.8
Reclassification to income of gains on foreign currency exchange differences	(0.2)	(0.4)	(6.4)	(4.7)
Net (loss) gain on cash flow hedges	(3.8)	2.2	(14.0)	(6.0)
Reclassification to income of losses (gains) on cash flow hedges	6.0	5.0	(5.5)	(7.0)
Income taxes	(2.3)	(5.0)	9.9	(2.0)
	$20.7	$(67.6)	$202.5	$(105.3)
Items that will never be reclassified to net income
Remeasurement of defined benefit pension plan obligations	$18.5	$110.4	$74.2	$125.6
Net loss on financial assets carried at fair value through OCI	—	(0.1)	—	(0.1)
Income taxes	(4.8)	(29.5)	(19.7)	(33.4)
	$13.7	$80.8	$54.5	$92.1
Other comprehensive income (loss)	$34.4	$13.2	$257.0	$(13.2)
Total comprehensive income	$136.3	$70.3	$488.9	$136.8
Attributable to:
Equity holders of the Company	$132.5	$69.4	$475.6	$129.8
Non-controlling interests	3.8	0.9	13.3	7.0

Consolidated Statement of Financial Position

	March 31	March 31
(amounts in millions of Canadian dollars)	2023	2022

Assets
Cash and cash equivalents	$217.6	$346.1
Accounts receivable	615.7	556.9
Contract assets	693.8	608.3
Inventories	583.4	519.8
Prepayments	64.1	56.7
Income taxes recoverable	48.3	33.2
Derivative financial assets	12.1	27.6
Total current assets	$2,235.0	$2,148.6
Property, plant and equipment	2,387.1	2,129.3
Right-of-use assets	426.9	373.0
Intangible assets	4,050.8	3,796.3
Investment in equity accounted investees	530.7	454.0
Employee benefits assets	51.1	—
Deferred tax assets	125.1	117.4
Derivative financial assets	9.2	10.5
Other non-current assets	620.6	549.7
Total assets	$10,436.5	$9,578.8

Liabilities and equity
Accounts payable and accrued liabilities	$1,036.7	$975.1
Provisions	26.7	36.7
Income taxes payable	21.1	22.7
Contract liabilities	905.7	788.3
Current portion of long-term debt	214.6	241.8
Derivative financial liabilities	41.9	26.6
Total current liabilities	$2,246.7	$2,091.2
Provisions	20.1	20.6
Long-term debt	3,035.5	2,804.4
Royalty obligations	119.4	126.0
Employee benefits obligations	91.9	109.7
Deferred tax liabilities	129.3	93.7
Derivative financial liabilities	6.5	1.0
Other non-current liabilities	198.2	245.6
Total liabilities	$5,847.6	$5,492.2
Equity
Share capital	$2,243.6	$2,224.7
Contributed surplus	42.1	38.6
Accumulated other comprehensive income	167.2	(31.2)
Retained earnings	2,054.8	1,777.6
Equity attributable to equity holders of the Company	$4,507.7	$4,009.7
Non-controlling interests	81.2	76.9
Total equity	$4,588.9	$4,086.6
Total liabilities and equity	$10,436.5	$9,578.8

Consolidated Statement of Changes in Equity

	Attributable to equity holders of the Company
	Common shares			Accumulated other			Non-
(amounts in millions of Canadian dollars,	Number of	Stated	Contributed	comprehensive	Retained		controlling	Total
except number of shares)	shares	value	surplus	income	earnings	Total	interests	equity
Balances as at March 31, 2021	293,355,463	$1,516.2	$22.5	$58.1	$1,543.7	$3,140.5	$72.3	$3,212.8
Net income	—	$—	$—	$—	$141.7	$141.7	$8.3	$150.0
Other comprehensive (loss) income	—	—	—	(104.1)	92.2	(11.9)	(1.3)	(13.2)
Total comprehensive (loss) income	—	$—	$—	$(104.1)	$233.9	$129.8	$7.0	$136.8
Issuance of common shares upon conversion of
subscription receipts	22,400,000	677.2	12.5	—	—	689.7	—	689.7
Exercise of stock options	1,268,660	31.3	(4.2)	—	—	27.1	—	27.1
Share-based payments expense	—	—	7.8	—	—	7.8	—	7.8
Transfer of realized cash flow hedge losses related
to business combinations	—	—	—	14.8	—	14.8	—	14.8
Transactions with non-controlling interests	—	—	—	—	—	—	(2.4)	(2.4)
Balances as at March 31, 2022	317,024,123	$2,224.7	$38.6	$(31.2)	$1,777.6	$4,009.7	$76.9	$4,086.6
Net income	—	$—	$—	$—	$222.7	$222.7	$9.2	$231.9
Other comprehensive income	—	—	—	198.4	54.5	252.9	4.1	257.0
Total comprehensive income	—	$—	$—	$198.4	$277.2	$475.6	$13.3	$488.9
Exercise of stock options	882,167	18.9	(2.6)	—	—	16.3	—	16.3
Share-based payments expense	—	—	6.1	—	—	6.1	—	6.1
Transactions with non-controlling interests	—	—	—	—	—	—	(9.0)	(9.0)
Balances as at March 31, 2023	317,906,290	$2,243.6	$42.1	$167.2	$2,054.8	$4,507.7	$81.2	$4,588.9

Consolidated Statement of Cash Flows

Years ended March 31
(amounts in millions of Canadian dollars)	2023	2022
Operating activities
Net income	$231.9	$150.0
Adjustments for:
Depreciation and amortization	342.2	310.5
Impairment (reversal) of non-financial assets – net	(2.4)	41.8
Share of after-tax profit of equity accounted investees	(53.2)	(48.5)
Deferred income taxes	10.4	(32.4)
Investment tax credits	(5.4)	(27.5)
Share-based payments expense	(10.3)	6.4
Defined benefit pension plans	4.8	13.7
Other non-current liabilities	(15.9)	(65.9)
Derivative financial assets and liabilities – net	(2.5)	11.3
Other	23.3	36.3
Changes in non-cash working capital	(114.5)	22.5
Net cash provided by operating activities	$408.4	$418.2
Investing activities
Business combinations, net of cash acquired	$(6.4)	$(1,883.7)
Acquisition of investment in equity accounted investees	—	(4.3)
Property, plant and equipment expenditures	(268.8)	(272.2)
Proceeds from disposal of property, plant and equipment	5.7	8.4
Advance payments for property, plant and equipment	(30.1)	—
Intangible assets expenditures	(126.4)	(90.6)
Net payments to equity accounted investees	(10.9)	(19.4)
Dividends received from equity accounted investees	40.9	27.1
Other	(4.7)	(2.4)
Net cash used in investing activities	$(400.7)	$(2,237.1)
Financing activities
Net proceeds from borrowing under revolving credit facilities	$44.5	$344.6
Proceeds from long-term debt	31.2	429.1
Repayment of long-term debt	(161.0)	(132.1)
Repayment of lease liabilities	(83.4)	(89.5)
Net proceeds from the issuance of common shares	16.3	696.1
Other	(0.2)	7.4
Net cash (used in) provided by financing activities	$(152.6)	$1,255.6
Effect of foreign currency exchange differences on cash and cash equivalents	$16.4	$(16.7)
Net decrease in cash and cash equivalents	$(128.5)	$(580.0)
Cash and cash equivalents, beginning of year	346.1	926.1
Cash and cash equivalents, end of year	$217.6	$346.1

Contacts
Investor Relations:
Andrew Arnovitz, Senior Vice President, Investor Relations and Enterprise Risk Management, 514-734-5760, andrew.arnovitz@cae.com

Media:
Samantha Golinski, Vice President, Public Affairs and Global Communications, 514-341-2000 ext 7939, samantha.golinski@cae.com